TSX: EQX NYSE-A: EQX

 NEWS RELEASE

Equinox Gold Reports Geotechnical Event at the Aurizona Mine

April 8, 2024 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX, NYSE American: EQX) ("Equinox Gold" or the "Company") reports that persistent heavy rains in Maranhão, Brazil have caused a displacement of material in two locations in the south wall of the Piaba pit at its Aurizona mine. There were no injuries, no damage to equipment or infrastructure, and no environmental damage.

As a result of this geotechnical event, access to the Piaba pit has been restricted and mining has been paused while the Company establishes an initial remediation plan and confirms the safety of the pit. Milling and gold production continues from the ore stockpile, as is typical during the rainy season. To mitigate any potential impact on planned 2024 production from the Piaba pit, the Company expects to accelerate mining activities at the new Tatajuba pit.

The Company will perform an updated geotechnical assessment of the Piaba pit and nearby infrastructure to determine further remediation required for long-term stability.

Equinox Gold Contacts

Greg Smith, President & CEO

Rhylin Bailie, VP Investor Relations

Tel: 604-558-0560 x 119

Email: ir@equinoxgold.com

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the timing and ability of the Company to recommence mining of the Piaba pit; the ability of the Company to mitigate the impact of the geotechnical event on planned 2024 production from Aurizona; the timing and the ability of the Company to complete an updated geotechnical assessment of the Piaba pit and nearby infrastructure and develop a plan to remediate long-term stability; and the timing and ability of the Company to commence mining from the new Tatajuba open pit. Forward-looking statements or information generally identified by the use of the words "planned", "continues", "will", "expects" and similar expressions and phrases or statements that certain actions, events or results "could", "would" or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct. The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events and these assumptions include: Company's ability to identify and implement opportunities to mitigate the impact of the geotechnical event; all necessary permits, licenses and regulatory approvals required for mining of the Tatajuba open pit are received in a timely manner; and the Company's ability to comply with environmental, health and safety laws. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: operational risks and hazards inherent with the business of mining (including environmental risks, regulations, hazards, geotechnical failures; industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); inadequate insurance, or inability to obtain insurance to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and Indigenous partners; the Company's ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner or at all; changes in laws, regulations and government practices, including environmental laws and regulations; legal restrictions relating to mining; and those factors identified in the section titled "Risks and Uncertainties" in Equinox Gold's MD&A dated February 21, 2024 for the year ended December 31, 2023, and in the section titled "Risks Related to the Business" in the Company's most recently filed Annual Information Form, both of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, Equinox Gold assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If Equinox Gold updates any one or more forward-looking statements, no inference should be drawn that Equinox Gold will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.